UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

SOLENO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Frank Kung

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Vivo Ventures V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	836,137 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	836,137 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,137 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)

14	TYPE OF REPORTING PERSON	OO

(1)	The securities represent warrants to acquire 836,137 shares of Common Stock of Soleno Therapeutics, Inc. (the “Issuer”), which are exercisable within 60 days after the reporting date. The warrants are held of record by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P.
(2)	Based on a total of 44,710,790 shares of Common Stock of the Issuer outstanding as of May 8, 2020, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2020.

1	NAME OF REPORTING PERSON Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	14,080 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	14,080 (1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,080 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(2)

14	TYPE OF REPORTING PERSON	OO

(1)	The securities represent shares of Common Stock held of record by Vivo Capital LLC.
(2)	Based on a total of 44,710,790 shares of Common Stock of the Issuer outstanding as of May 8, 2020, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 12, 2020.

Explanatory Note

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the statements on Schedule 13D, filed on March 13, 2017, Amendment No. 1 to Schedule 13D, filed on December 18, 2017, Amendment No. 2 to Schedule 13D, filed on January 15, 2019, Amendment No. 3, filed on November 4, 2019, Amendment No. 4, filed on December 3, 2019 and Amendment No. 5 filed on December 9, 2019 (collectively, the “Prior 13Ds”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on Prior 13Ds. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms on Prior 13Ds.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons sold the number of shares set forth below on the respective dates set forth below.

Date	Number of Shares Sold	Held of Record By
22-Jan-2020	78,103	Vivo Ventures Fund V, L.P.
22-Jan-2020	918	Vivo Ventures V Affiliates Fund, L.P.
23-Jan-2020	28,482	Vivo Ventures Fund V, L.P.
23-Jan-2020	335	Vivo Ventures V Affiliates Fund, L.P.
24-Jan-2020	16,773	Vivo Ventures Fund V, L.P.
24-Jan-2020	197	Vivo Ventures V Affiliates Fund, L.P.
27-Jan-2020	22,510	Vivo Ventures Fund V, L.P.
27-Jan-2020	264	Vivo Ventures V Affiliates Fund, L.P.
13-Apr-2020	7,045	Vivo Ventures Fund V, L.P.
13-Apr-2020	83	Vivo Ventures V Affiliates Fund, L.P.
14-Apr-2020	9,074	Vivo Ventures Fund V, L.P.
14-Apr-2020	107	Vivo Ventures V Affiliates Fund, L.P.
15-Apr-2020	7,215	Vivo Ventures Fund V, L.P.
15-Apr-2020	85	Vivo Ventures V Affiliates Fund, L.P.
16-Apr-2020	8,580	Vivo Ventures Fund V, L.P.
16-Apr-2020	101	Vivo Ventures V Affiliates Fund, L.P.
17-Apr-2020	2,509	Vivo Ventures Fund V, L.P.
17-Apr-2020	29	Vivo Ventures V Affiliates Fund, L.P.
20-Apr-2020	99	Vivo Ventures Fund V, L.P.
20-Apr-2020	1	Vivo Ventures V Affiliates Fund, L.P.
24-Apr-2020	5,378	Vivo Ventures Fund V, L.P.
24-Apr-2020	63	Vivo Ventures V Affiliates Fund, L.P.
27-Apr-2020	593	Vivo Ventures Fund V, L.P.
27-Apr-2020	7	Vivo Ventures V Affiliates Fund, L.P.
29-Apr-2020	14,748	Vivo Ventures Fund V, L.P.
29-Apr-2020	173	Vivo Ventures V Affiliates Fund, L.P.

Date	Number of Shares Sold	Held of Record By
30-Apr-2020	7,054	Vivo Ventures Fund V, L.P.
30-Apr-2020	83	Vivo Ventures V Affiliates Fund, L.P.
1-May-2020	11,070	Vivo Ventures Fund V, L.P.
1-May-2020	130	Vivo Ventures V Affiliates Fund, L.P.
4-May-2020	41,512	Vivo Ventures Fund V, L.P.
4-May-2020	488	Vivo Ventures V Affiliates Fund, L.P.
5-May-2020	56,388	Vivo Ventures Fund V, L.P.
5-May-2020	662	Vivo Ventures V Affiliates Fund, L.P.
6-May-2020	18,874	Vivo Ventures Fund V, L.P.
6-May-2020	222	Vivo Ventures V Affiliates Fund, L.P.
7-May-2020	19,768	Vivo Ventures Fund V, L.P.
7-May-2020	232	Vivo Ventures V Affiliates Fund, L.P.
8-May-2020	11,149	Vivo Ventures Fund V, L.P.
8-May-2020	131	Vivo Ventures V Affiliates Fund, L.P.
11-May-2020	15,118	Vivo Ventures Fund V, L.P.
11-May-2020	178	Vivo Ventures V Affiliates Fund, L.P.
12-May-2020	14,436	Vivo Ventures Fund V, L.P.
12-May-2020	170	Vivo Ventures V Affiliates Fund, L.P.
13-May-2020	17,544	Vivo Ventures Fund V, L.P.
13-May-2020	206	Vivo Ventures V Affiliates Fund, L.P.
14-May-2020	21,448	Vivo Ventures Fund V, L.P.
14-May-2020	252	Vivo Ventures V Affiliates Fund, L.P.
15-May-2020	8,648	Vivo Ventures Fund V, L.P.
15-May-2020	102	Vivo Ventures V Affiliates Fund, L.P.
18-May-2020	11,370	Vivo Ventures Fund V, L.P.
18-May-2020	134	Vivo Ventures V Affiliates Fund, L.P.
19-May-2020	22,405	Vivo Ventures Fund V, L.P.
19-May-2020	263	Vivo Ventures V Affiliates Fund, L.P.
20-May-2020	53,377	Vivo Ventures Fund V, L.P.
20-May-2020	627	Vivo Ventures V Affiliates Fund, L.P.
21-May-2020	12,397	Vivo Ventures Fund V, L.P.
21-May-2020	146	Vivo Ventures V Affiliates Fund, L.P.
22-May-2020	24,145	Vivo Ventures Fund V, L.P.
22-May-2020	284	Vivo Ventures V Affiliates Fund, L.P.
26-May-2020	23,411	Vivo Ventures Fund V, L.P.
26-May-2020	275	Vivo Ventures V Affiliates Fund, L.P.
27-May-2020	33,636	Vivo Ventures Fund V, L.P.
27-May-2020	395	Vivo Ventures V Affiliates Fund, L.P.
28-May-2020	25,105	Vivo Ventures Fund V, L.P.
28-May-2020	295	Vivo Ventures V Affiliates Fund, L.P.
29-May-2020	6,919	Vivo Ventures Fund V, L.P.
29-May-2020	81	Vivo Ventures V Affiliates Fund, L.P.
1-Jun-2020	23,727	Vivo Ventures Fund V, L.P.
1-Jun-2020	279	Vivo Ventures V Affiliates Fund, L.P.
2-Jun-2020	24,650	Vivo Ventures Fund V, L.P.
2-Jun-2020	290	Vivo Ventures V Affiliates Fund, L.P.
3-Jun-2020	14,431	Vivo Ventures Fund V, L.P.
3-Jun-2020	170	Vivo Ventures V Affiliates Fund, L.P.
4-Jun-2020	11,366	Vivo Ventures Fund V, L.P.
4-Jun-2020	134	Vivo Ventures V Affiliates Fund, L.P.
5-Jun-2020	198	Vivo Ventures Fund V, L.P.
5-Jun-2020	2	Vivo Ventures V Affiliates Fund, L.P.
9-Jun-2020	1,403,619	Vivo Ventures Fund V, L.P.
9-Jun-2020	16,486	Vivo Ventures V Affiliates Fund, L.P.

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 6.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 6.

(c) Except as disclosed herein and in Prior 13Ds, none of the Reporting Persons has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 11, 2020

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Capital LLC

By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member